Exhibit 99.1

Aegean Marine Petroleum Network Inc. Announces Proposed Offering of $100,000,000 Convertible Senior Notes due 2021

NEW YORK, December 13, 2016 /PRNewswire/ -- Aegean Marine Petroleum Network Inc. (NYSE: ANW) ("Aegean" or the "Company") today announced that, subject to market and other conditions, it intends to offer $100,000,000 in aggregate principal amount of convertible senior notes due 2021 (the "Notes") in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"). The Company expects to grant the initial purchasers of the Notes a 30-day option to purchase up to an additional $15,000,000 in aggregate principal amount of the Notes in connection with the offering.

The Notes are expected to pay interest semiannually in arrears, have a term of five years, and will be convertible into shares of the Company's common stock, cash, or a combination of shares and cash, at the Company's election, as further described in the private offering memorandum.

The Company intends to use approximately $40 million of the net proceeds from the sale of the Notes to repay a portion of the outstanding short-term indebtedness under the Company's 2013 Secured Multicurrency Revolving Credit Facility, and the remainder for general corporate purposes and working capital, which may include the funding of growth opportunities and the repurchase in the open market, in negotiated transactions or otherwise, of a portion of the Company's outstanding 4.00% Convertible Unsecured Senior Notes due 2018.
This press release does not constitute an offer to sell or the solicitation of an offer to buy the Notes, nor shall there be any sale of the Notes in any jurisdiction in which, or to any person to whom, such an offer, solicitation or sale would be unlawful. Any offer of the Notes will be made only by means of a private offering memorandum.
The Notes and the shares of common stock issuable upon conversion of the Notes have not been, and will not be, registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold absent registration or an applicable exemption from registration requirements under the Securities Act and applicable state securities laws. The Notes will be offered in the United States only to qualified institutional buyers under Rule 144A under the Securities Act.

About Aegean Marine Petroleum Network Inc.

Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in over 30 markets and a team of professionals ready to serve our customers wherever they are around the globe. For additional information please visit: www.ampni.com.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the strength of the world economies and currencies; general market conditions, including conditions in the shipping or the marine fuel supply industries; our future operating or financial results; the availability of financing and refinancing; material disruptions in the availability or supply of crude oil or refined petroleum products; changes in the market price of petroleum, including the volatility of spot pricing; our future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating and maintenance expenses; our ability to manage our growth; our ability to successfully consummate, integrate, and realize the expected benefits from acquisitions; our ability to maintain our business in light of our proposed business and location expansion; planned capital expenditures and availability of capital resources to fund capital expenditures; our future payment of dividends and the availability of cash for payment of dividends, including the ability of our subsidiaries to dividend or distribute cash to us; the outcome of legal, tax or regulatory proceedings to which we may become a party; our ability to retain our key suppliers and key customers; our contracts and licenses with governmental entities remaining in full force and effect; increased levels of competition within our industry; compliance or lack of compliance with various environmental, tax, safety and other applicable laws and regulations; our ability to collect accounts receivable; changes in political, economic or regulatory conditions in the markets in which we operate, and the world in general; corruption, piracy, militant activities, political instability, terrorism, and ethnic unrest in locations where we may operate; our level of indebtedness; the failure of counterparties to fully perform their contracts with us; our ability to retain and attract and retain senior management and other key employees; our failure to hedge certain financial risks associated with our business; uninsured losses; our ability to maintain our current tax treatment; effects of new products and new technology in our industry; our ability to comply with the restrictive and other covenants in our financing arrangements; our levels of operating and maintenance costs; increases in interest rates; and adequacy of insurance coverage. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.